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                     SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of  SEPTEMBER, 2000
                                          ---------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   BLOCKLISTING SIX-MONTHLY RETURN
                                 -------------------------------
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AMVESCAP PLC
579156
IMMEDIATE RELEASE  4 SEPTEMBER 2000
PLEASE CONFIRM RELEASE
ANGELA TULLY    TEL: 020-7454-3652


                        BLOCKLISTING SIX-MONTHLY RETURN

               PLEASE ENSURE THE ENTRIES ON THIS RETURN ARE TYPED

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1.   NAME OF COMPANY:        |    AMVESCAP PLC
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2.   NAME OF SCHEME:         |   AIM MANAGEMENT GROUP SHARE OPTION SCHEMES
                             |   (FILE REF.A/3693/1997)
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3.   PERIOD OF RETURN:       |   FROM: 4 MARCH 2000 TO 3 SEPTEMBER 2000
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4.   NUMBER AND CLASS OF     |   9,327,297 ORDINARY SHARES OF 25P EACH
     SHARES NOT ISSUED       |
     UNDER SCHEME AT END     |
     OF LAST PERIOD          |
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5.   NUMBER OF SHARES        |   4,918,975 ORDINARY SHARES OF 25P EACH
     ISSUED/ALLOTTED         |
     UNDER SCHEME DURING     |
     PERIOD                  |
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6.   BALANCE UNDER SCHEME    |   4,408,322 ORDINARY SHARES OF 25P EACH
     NOT YET                 |
     ISSUED/ALLOTTED AT      |
     END OF PERIOD           |
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7.   NUMBER AND CLASS OF     |   37,000,000 ORDINARY SHARES OF 25P EACH
     SHARES ORIGINALLY       |   LISTED ON 3 SEPTEMBER 1997
     LISTED AND THE DATE     |
     OF ADMISSION            |
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8.   NUMBER OF SHARES IN     |   686,842,511 ORDINARY SHARES OF 25P EACH
     ISSUE AT END OF AT      |
     THE PERIOD:             |
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9.   CONTACT FOR QUERIES:    |   ANGELA TULLY TELEPHONE: 020-7454 3652
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10.  PERSON MAKING RETURN    |   ANGELA TULLY - ASSISTANT COMPANY SECRETARY
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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 4th September, 2000                   By /s/ ANGELA TULLY
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                                                 (Signature)

                                              Angela Tully
                                              Assistant Company Secretary